Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES MIDROOG LTD., AN AFFILIATE OF
MOODY’S INVESTORS SERVICES, CHANGES RATING OF COMPANY

Tel Aviv, Israel, August 20, 2012, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, that Midroog Ltd., an affiliate of Moody’s Investors Services, has decided to change the rating of all of the Company’s Series A thought Series G Notes and Series 1 Notes, which are traded on the Tel Aviv Stock Exchange, from “Baa1/Negative” credit rating, to “Baa3/Negative” credit rating.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management, primarily in major European cities; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (vi) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activities - (a) venture capital investments and (b) investments in hospitals and farm and dairy plants in India. We have presently decided to suspend our investment activities in hospitals and farm and dairy plants in India until we are satisfied that the economy has recovered sufficiently to resume such activities.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2011, under the caption “Risk Factors”. Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements. The transaction described above involves additional risk factors associated with transactions of this type that are not included in Item 3.D (under the caption “Risk Factors”) of our annual report on Form 20-F for the fiscal year ended December 31, 2011. Among other things, credit linked notes involve a high degree of risk as they represent an investment linked to the credit of certain reference item(s)which will be influenced (positively or negatively) by fluctuations in the credit of the relevant reference item(s), the time remaining to the redemption date and the creditworthiness of the reference item which in turn may be affected by the economic, financial and political events in one or more jurisdictions, and investors in reference item linked notes may risk losing their entire investment. In the event of the occurrence of certain circumstances specified in the applicable final terms, the relevant Issuer's delivery or payment obligation may be postponed or replaced by an obligation to pay other amounts calculated by reference to the value of obligations issued by such Reference Item(s), and hence, there is no assurance that the goals or expected results of the transaction will be achieved.

For Further Information:

Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony @elbitimaging.com	mor@km-ir.co.il

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054